EXHIBIT 16.01

                                    PNCCPAs


July 30, 2001


Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

We were previously principal accountants for Telesource International, Inc. and, under the date of February 18, 2000, we reported on the consolidated financial statements of Telesource International, Inc. and subsidiaries as of and for the years ended December 31, 1999 and 1998. On January 9, 2001, our appointment as principal accountants was terminated. We have read Telesource International, Inc.'s statements included under the caption of "Change in Auditors" as filed via EDGAR on June 29, 2001, and we agree with such statements.

Very truly yours,

/s/ Pender Newkirk & Company
Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida